

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Mr. Chris Cronin
President and Chief Executive Officer
CommonWealth Realty Partners, Inc.
50 Federal Street
Newburyport, MA 01950

> **Re: CommonWealth Realty Partners, Inc.**
> **Amendment No. 3 to Form S-11**
> **Filed July 13, 2010**
> **File No. 333-164986**

Dear Mr. Cronin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Disclosure on the prospectus cover page states that if your common stock becomes quoted on the OTCBB or an exchange, then the sales price to the public will vary according to the market for your stock at the time of sale. Sales of your stock into an existing trading market at other than a fixed price would constitute an at the market offering within the meaning of Rule 415(a)(4). In order to do an at the market primary offering, you must be eligible to register the offering on Form S-3. Since you are not currently eligible to register the offering on Form S-3, please revise the prospectus to clarify that you will sell shares only at the fixed offering price of $0.30 per share for the duration of the offering.

2.   Please include updated financial statements and related disclosures, including an updated consent to the use of the auditor's report, in your next amendment. Refer to Rule 8-08 of Regulation S-X.

Dilution, page 17

3.   We note your response to prior comment 3 and reissue the comment in part. Please revise to correct all dilution amounts disclosed. For example, we note that after giving effect to the sale of 1,125,000 shares, the net tangible book value per share would appear to be $0.03 rather than $0.016 as disclosed.

Notes to the Financial Statements, page F-6
Note 3 – Note Payable – Related Party, page F-7

4.   We note your response to prior comment 4. Please revise your discussion on page 28 to remove the terms of the note payable to Mr. Cronin related to potential conversion of the note to common stock.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Jillian Ivey Sidoti, Esq.
        Law Offices of Jillian Sidoti *(via facsimile)*